SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated November 8, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: November 8, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	November 8, 2013

Consolidated Net Revenue grows to Rs.56,882 crores

Consolidated PAT grows to Rs.3,542 crores

Mumbai, November 8, 2013

Consolidated Financial Results for the Quarter and Half Year ended September 30, 2013

Tata Motors today reported consolidated revenues (net of excise) of Rs.56,882 crores for the quarter ended September 30, 2013, a growth of 31.1% over Rs.43,403 crores for the corresponding quarter of the previous year, despite weak operating environment in the India business which was more than offset by increase in wholesale volumes and richer product and market mix at Jaguar Land Rover (JLR). The Consolidated Profit before tax for the quarter was Rs.4,752 crores, a growth of 53.9% over Rs.3,089 crores for the corresponding quarter of the previous year. The Consolidated Profit after tax (post minority interest and profit/loss in respect of associate companies) for the quarter was Rs.3,542 crores, a growth of 70.7% over Rs.2,074 crores for the corresponding quarter of the previous year.

The consolidated revenues (net of excise) for the Half Year ended September 30, 2013 was Rs.1,03,667 crores posting a growth of 19.5% over Rs.86,727 crores for the corresponding period last year. The Consolidated Profit before tax for the Half Year ended September 30, 2013 was Rs.7,679 crores, a growth of 22.5% over Rs.6,271 crores for the corresponding period last year. The Consolidated Profit after tax (post minority interest and profit/loss in respect of associate companies) for the Half Year ended September 30, 2013, was Rs.5,268 crores, a growth of 22.0% over Rs.4,320 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Half Year ended September 30, 2013

The sales (including exports) of commercial and passenger vehicles for the quarter ended September 30, 2013, stood at 1,50,930 units, a decline of 32.5% as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended September 30, 2013 stood at Rs.8,868 crores, as compared to Rs.12,481 crores for the corresponding quarter last year. Continued slowdown in economic activity, low level of transport freight and infrastructure activity, frequent diesel price increases and tight financing environment, have impacted the industry during the quarter. The Commercial Vehicle industry declined in July-September, 2013 quarter over the corresponding period last year, led by a fall of 34% in the cyclical MHCV Truck segment. Further, competitive pressures on pricing in certain segments impacted the operating margins. However, the Company’s product and market initiatives enabled it to sustain its strong market share. The operating margin for the quarter ended September 30, 2013 stood at 2.0%. Loss before and after tax for the quarter ended September 30, 2013, was Rs.984 crores (after considering dividend from the subsidiaries amounting to Rs.10 crores and loss on account of exceptional item of Rs.282 crores) and Rs.804 crores, respectively, against Profit before and after tax of Rs.1,024 crores (after considering dividend from the subsidiaries amounting to Rs.1,312 crores and loss on account of exceptional item of Rs.255 crores) and Rs.867 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for the Half Year ended September 30, 2013, stood at Rs.17,973 crores as compared to Rs.23,068 crores in the corresponding period last year. Loss before and after tax for the Half Year ended September 30, 2013, was Rs.230 crores and Rs.100 crores, respectively, against the Profit before and after tax of Rs.1,261 crores and Rs.1,072 crores, respectively, for the corresponding period last year.

Jaguar Land Rover PLC – (figures as per IFRS)

Jaguar Land Rover wholesale and retail volumes for the quarter ended September 30, 2013 grew by 31.6% and 21.1%, respectively, over the corresponding period last year and stood at 101,931 units and 102,644 units, respectively. Following strong response to its new products and powertrain options, Jaguar wholesale and retail volumes grew by 91.6% and 56.5% to 18,834 units and 20,024 units, respectively, as against 9,832 units and 12,798 units, respectively, in the corresponding quarter last year. Strong response to the All-New Range Rover and continued strong growth in Evoque and other products, Land Rover wholesale and retail volumes stood at 83,097 units and 82,620 units (growth of 22.9% and 14.8% over corresponding quarter last year).

Revenues for the quarter ended September 30, 2013 of GBP 4,612 million, represented a growth of 40.3% over GBP 3,288 million in the corresponding quarter last year. Operating margins for the quarter ended September 30, 2013 stood at 17.8%. Operating profit (EBITDA) of GBP 823 million in the quarter, represented a growth of 69.3% over GBP 486 million in the corresponding quarter last year. Continued strong revenue growth and operating performance were supported by increase in wholesale volume, richer product mix, launch of new Range Rover Sport, new Range Rover and Jaguar F-TYPE. The Profit before tax for the quarter ended September 30, 2013 grew by 55.0% over the corresponding quarter last year to GBP 668 million (GBP 431 million in the corresponding quarter last year). Profit after tax for the quarter grew by 66.2% over the corresponding quarter last year to GBP 507 million (GBP 305 million in the corresponding quarter last year).

Revenues for the for the Half Year ended September 30, 2013 of GBP 8,709 million, represented a growth of 25.7% over GBP 6,927 million in the corresponding period last year. Operating profit (EBITDA) of GBP 1,498 million for the Half Year represented a growth of 47.9% over GBP 1,013 million in the corresponding period last year. The Profit before tax for the Half Year ended September 30, 2013 grew by 41.9% over the corresponding period last year to GBP 1,083 million (GBP 763 million in the corresponding period last year). Profit after tax for the Half Year grew by 49.9% over the corresponding period last year to GBP 811 million (GBP 541 million in the corresponding period last year).

Tata Daewoo – (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 202 billion and recorded a Net profit of KRW 4.4 billion in the quarter ended September 30, 2013, as compared to KRW 205 billion and KRW 0.5 billion, respectively, in the corresponding period last year. Net Revenue and net profit for the Half Year ended September 30, 2013, stood at KRW 442 billion and KRW 12.8 billion, respectively, as compared to KRW 422 billion and KRW 2 billion, respectively, in the corresponding period last year.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.733 crores and reported a Profit after tax of Rs.41 crores for the quarter ended September 30, 2013, as compared to Rs.654 crores and Rs.69 crores, respectively, in the corresponding period last year. Net Revenue from operations and Profit after tax for the Half Year ended September 30, 2013, stood at Rs.1,520 crores and Rs.121 crores, respectively, as compared to Rs.1,279 crores and Rs.142 crores, respectively in the corresponding period last year.

News Release – 2	November 8, 2013

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit / (loss) of its associates for the Quarter and Six months ended September 30, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements / information of 4 subsidiaries included in the consolidated financial results, whose interim financial statements / information reflect total assets (net) of Rs. 49,054.99 crores as at September 30, 2013, total revenues of Rs. 47,213.83 crores and Rs. 83,388.64 crores for the Quarter and Six months ended September 30, 2013 respectively, and total profit after tax (net) of Rs.4,402.58 crores and Rs.6,937.74 crores for the Quarter and Six months ended September 30, 2013 respectively as considered in the consolidated financial results. These interim financial statements / information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of the other auditors.

4.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above and based on consideration of unaudited interim financial statements / information of subsidiaries, jointly controlled entity and associates referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards notified under the Companies Act, 1956 (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs) and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Attention is invited to Note 7 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs.1,527.23 crores (debit) (net of tax) and Rs.2,307.58 crores (debit) (net of tax) for the Quarter and Six months ended September 30, 2013 respectively have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results include the interim financial statements / information of 13 subsidiaries which have not been reviewed / audited by their auditors, whose interim financial statements / information reflect total liabilities(net) of Rs.2,210.37 crores as at September 30, 2013, total revenue of Rs.258.04 crores and Rs.446.73 crores for the Quarter and Six months ended September 30, 2013 respectively, and total loss after tax (net) of Rs.57.37 crores and Rs.120.14 crores for the Quarter and Six months ended September 30, 2013 respectively, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of loss after tax (net) of Rs.8.92 crores and Rs 26.55 crores for the Quarter and Six months ended September 30, 2013 respectively, as considered in the consolidated financial results, in respect of 4 associates, based on their interim financial statements/information which have not been reviewed / audited by their auditors. These interim financial statements / information have been furnished to us by the Management and, our report on the Statement, in so far as it relates to the amounts included in respect of these entities, is based solely on such interim financial statements / information.

Our Report is not qualified in respect of this matter.

7.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to investor complaints disclosed in Part II - Select Information for the quarter and six months ended September 30, 2013 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Firm Registration No. 117366W)

B. P. Shroff

Partner

(Membership No. 34382)

Mumbai, November 8, 2013

News Release — 3	Consolidated Financial Results	November 8, 2013

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I	(Rs. in crores	)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2013

Particulars				Quarter ended			Six months ended		Year ended March 31,
				September 30,	June 30,	September 30,	September 30,	September 30,
				2013	2013	2012	2013	2012	2013
				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales / Income from operations		56,636.66	47,784.93	44,105.07	104,421.59	88,281.92	192,419.16
		Less: Excise duty		935.44	1,033.67	1,286.17	1,969.11	2,291.89	4,766.32
		Net Sales / Income from operations		55,701.22	46,751.26	42,818.90	102,452.48	85,990.03	187,652.84
	(b)	Other operating income		1,181.06	33.40	583.98	1,214.46	736.46	1,164.79
		Total income from operations (net)		56,882.28	46,784.66	43,402.88	103,666.94	86,726.49	188,817.63
2		Expenses
	(a)	Cost of materials consumed		31,046.83	29,684.32	25,683.23	60,731.15	52,480.74	111,600.44
	(b)	Purchase of products for sale		3,320.06	2,139.24	3,043.78	5,459.30	5,957.68	11,752.07
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		254.84	(2,938.03)	(1,005.76)	(2,683.19)	(2,967.79)	(3,031.43)
	(d)	Employee benefits expense		5,179.02	4,461.22	4,019.06	9,640.24	7,808.75	16,584.05
	(e)	Depreciation and amortisation		2,729.25	2,347.65	1,594.39	5,076.90	3,160.26	7,569.30
	(f)	Product development / Engineering expenses		637.83	534.14	527.44	1,171.97	1,007.16	2,021.59
	(g)	Other expenses		11,273.78	9,495.61	8,560.40	20,769.39	16,719.82	35,535.58
	(h)	Amount capitalised		(3,465.21)	(2,811.04)	(2,758.89)	(6,276.25)	(5,368.37)	(10,191.97)
		Total expenses		50,976.40	42,913.11	39,663.65	93,889.51	78,798.25	171,839.63
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		5,905.88	3,871.55	3,739.23	9,777.43	7,928.24	16,978.00
4		Other income		232.09	182.29	206.82	414.38	445.42	811.53
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		6,137.97	4,053.84	3,946.05	10,191.81	8,373.66	17,789.53
6		Finance costs		1,111.74	948.24	847.35	2,059.98	1,651.74	3,553.34
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		5,026.23	3,105.60	3,098.70	8,131.83	6,721.92	14,236.19
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		71.84	178.64	(15.26)	250.48	425.27	515.09
	(b)	Provision for costs associated with closure of operations and impairment of intangibles		202.00	—	25.36	202.00	25.36	87.62
9		Profit from ordinary activities before tax (7 - 8)		4,752.39	2,926.96	3,088.60	7,679.35	6,271.29	13,633.48
10		Tax expense		1,193.43	1,164.15	987.64	2,357.58	1,856.46	3,770.99
11		Net profit from ordinary activities after tax (9 - 10)		3,558.96	1,762.81	2,100.96	5,321.77	4,414.83	9,862.49
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit for the period (11 + 12)		3,558.96	1,762.81	2,100.96	5,321.77	4,414.83	9,862.49
14		Share of profit / (loss) of associates (net)		(6.47)	(16.93)	(3.19)	(23.40)	(44.54)	113.79
15		Minority interest		(10.63)	(19.81)	(23.04)	(30.44)	(50.65)	(83.67)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		3,541.86	1,726.07	2,074.73	5,267.93	4,319.64	9,892.61
17		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	637.98	643.78	637.98	638.07
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							36,959.63
19		Earnings per share (EPS)
	A.	Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	10.99	5.38	6.49	16.40	13.54	31.02
	(b)	Diluted EPS before and after extraordinary items	Rs.	10.99	5.38	6.46	16.39	13.54	30.94
	B.	‘A’ Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	11.09	5.48	6.59	16.50	13.64	31.12
	(b)	Diluted EPS before and after extraordinary items	Rs.	11.09	5.48	6.56	16.49	13.64	31.04

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2013

Particulars			Quarter ended			Six months ended		Year ended March 31, 2013
			September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	125,68,79,872	126,99,28,532	132,27,12,371	125,68,79,872	132,27,12,371	127,00,08,831
	-	Percentage of shareholding	45.93%	46.42%	48.85%	45.93%	48.85%	46.90%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,84,81,033	47,84,81,033	47,37,88,742	47,84,81,033	47,37,88,742	47,77,06,033
	-	Percentage of shareholding	99.28%	99.28%	98.30%	99.28%	98.30%	99.12%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	5,60,00,000	5,60,00,000	6,00,00,000	5,60,00,000	6,00,00,000	7,10,00,000
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	5.96%	5.96%	6.38%	5.96%	6.38%	7.55%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	2.05%	2.05%	2.22%	2.05%	2.22%	2.62%
	(b)	Non-encumbered
	-	Number of shares	88,35,56,205	88,40,56,205	88,05,56,205	88,35,56,205	88,05,56,205	86,90,56,205
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	94.04%	94.04%	93.62%	94.04%	93.62%	92.45%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	32.28%	32.29%	32.52%	32.28%	32.52%	32.09%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	34,78,587	34,78,587	81,70,448	34,78,587	81,70,448	42,53,587
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	0.72%	0.72%	1.70%	0.72%	1.70%	0.88%

		Particulars	Quarter ended September 30, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	—
		Received during the quarter	13
		Disposed off during the quarter	8
		Remaining unresolved at the end of the quarter	5

Notes:-

1)	Consolidated Statement of Assets and Liabilities:

(Rs. in crores)
	Particulars		As at September 30, 2013	As at March 31, 2013
			Unaudited	Audited
A	EQUITY AND LIABILITIES
1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	638.07
	(b)	Reserves and surplus	54,612.53	36,999.23

		Sub-total – Shareholders’ funds	55,256.31	37,637.30

2.	MINORITY INTEREST		410.56	370.48
3.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	40,425.56	32,110.07
	(b)	Deferred tax liabilities (net)	1,890.53	2,019.49
	(c)	Other long-term liabilities	2,469.35	3,284.06
	(d)	Long-term provisions	13,147.36	8,319.15

		Sub-total – Non-current liabilities	57,932.80	45,732.77

4.	CURRENT LIABILITIES
	(a)	Short-term borrowings	14,767.09	11,612.21
	(b)	Trade payables	48,007.60	44,780.14
	(c)	Other current liabilities	18,471.25	22,140.96
	(d)	Short-term provisions	7,844.09	7,752.59

		Sub-total – Current liabilities	89,090.03	86,285.90

		TOTAL – EQUITY AND LIABILITIES	202,689.70	170,026.45

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	88,379.45	69,483.61
	(b)	Goodwill (on consolidation)	5,096.24	4,102.37
	(c)	Non-current investments	1,479.61	1,515.40
	(d)	Deferred tax assets (net)	3,249.54	4,428.93
	(e)	Long-term loans and advances	16,019.01	15,465.46
	(f)	Other non-current assets	4,015.74	1,023.95

		Sub-total – Non-current assets	118,239.59	96,019.72

2.	CURRENT ASSETS
	(a)	Current investments	4,811.15	7,542.32
	(b)	Inventories	27,586.69	20,969.01
	(c)	Trade receivables	11,160.92	10,942.66
	(d)	Cash and bank balances	26,880.43	21,112.67
	(e)	Short-term loans and advances	10,629.91	12,608.46
	(f)	Other current assets	3,381.01	831.61

		Sub-total – Current assets	84,450.11	74,006.73

		TOTAL – ASSETS	202,689.70	170,026.45

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 8, 2013.
3)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
4)	During the six months ended September 30, 2013, the Company has allotted 2,85,49,566 Ordinary shares upon conversion of 741, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
6)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.
7)	During the quarter and six months ended September 30, 2013, an amount of Rs. 1,527.23 crores (net of tax) and Rs. 2,307.58 crores (net of tax) respectively [Rs. 165.83 crores (net of tax) and Rs. 213.88 crores (net of tax) for the quarter and six months ended September 30, 2012 respectively] have been debited, in “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by subsidiary company in UK, under IFRS.

8)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)
		Quarter ended			Six months ended		Year ended March 31, 2013
	Particulars	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues:
	(Total income from operations (net))
I.	Automotive and related activity:
	(a) Tata and other brands vehicles and financing thereof	10,743.52	11,152.09	13,772.98	21,895.61	25,623.31	50,919.99
	(b) Jaguar and Land Rover	45,795.00	35,364.97	29,371.10	81,159.97	60,580.69	136,822.17
	Less: Intra segment eliminations	(10.30)	(14.88)	(29.57)	(25.18)	(42.26)	(93.31)

		56,528.22	46,502.18	43,114.51	103,030.40	86,161.74	187,648.85
II.	Others	618.08	574.43	547.98	1,192.51	1,077.61	2,265.92

	Total segment revenue	57,146.30	47,076.61	43,662.49	104,222.91	87,239.35	189,914.77
	Less: Inter segment revenue	(264.02)	(291.95)	(259.61)	(555.97)	(512.86)	(1,097.14)

	Net income from operations	56,882.28	46,784.66	43,402.88	103,666.94	86,726.49	188,817.63

B.	Segment results before other income, finance costs, exceptional items and tax:
I.	Automotive and related activity:
	(a) Tata and other brands vehicles and financing thereof	48.93	195.21	741.46	244.14	1,502.21	1,736.89
	(b) Jaguar and Land Rover	5,830.82	3,644.48	2,933.67	9,475.30	6,293.42	14,975.61
	Less: Intra segment eliminations	—	—	—	—	—	—

		5,879.75	3,839.69	3,675.13	9,719.44	7,795.63	16,712.50
II.	Others	47.23	52.39	90.37	99.62	188.50	375.68

	Total segment results	5,926.98	3,892.08	3,765.50	9,819.06	7,984.13	17,088.18
	Less: Inter segment eliminations	(21.10)	(20.53)	(26.27)	(41.63)	(55.89)	(110.18)

	Net segment results	5,905.88	3,871.55	3,739.23	9,777.43	7,928.24	16,978.00
	Add / (Less): Other income	232.09	182.29	206.82	414.38	445.42	811.53
	Add / (Less): Finance costs	(1,111.74)	(948.24)	(847.35)	(2,059.98)	(1,651.74)	(3,553.34)
	Add / (Less): Exceptional items	(273.84)	(178.64)	(10.10)	(452.48)	(450.63)	(602.71)

	Total profit before tax	4,752.39	2,926.96	3,088.60	7,679.35	6,271.29	13,633.48

			As at June 30, 2013		As at September 30, 2013	As at September 30, 2012	As at March 31, 2013
			Unaudited		Unaudited	Unaudited	Audited
C.	Capital employed (segment assets less segment liabilities):
I.	Automotive and related activity:
	(a) Tata and other brands vehicles and financing thereof		44,415.29		45,041.30	41,546.02	41,148.27
	(b) Jaguar and Land Rover		42,206.34		51,171.92	37,503.79	34,895.64
	Less: Intra segment eliminations		—		—	—	—

			86,621.63		96,213.22	79,049.81	76,043.91
II.	Others		1,206.26		1,337.72	1,071.62	971.69

	Total capital employed		87,827.89		97,550.94	80,121.43	77,015.60
	Less: Inter segment eliminations		(544.38)		(566.89)	(473.64)	(524.61)

	Net segment capital employed		87,283.51		96,984.05	79,647.79	76,490.99
	Add / (Less): Unallocable assets / (liabilities) (net)		(44,169.11)		(41,727.74)	(39,294.72)	(38,853.69)

	Capital employed		43,114.40		55,256.31	40,353.07	37,637.30

9)	Public shareholding of Ordinary shares as on September 30, 2013 excludes 19.74% (16.41% as on September 30, 2012 and 18.39% as on March 31, 2013) held by Citibank N.A. as Custodian for Depository shares.
10)	The Statutory Auditors have carried out a limited review of the above results stated in Part I and notes thereto for the quarter and six months ended September 30, 2013.

Tata Motors Limited Cyrus P Mistry
Mumbai, November 8, 2013	Chairman

News Release — 4	November 8, 2013

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the Quarter and Six months ended September 30, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosure in Part II – Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement based on our audit of the related interim financial statements which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies Act, 1956 (which continues to be applicable in respect of Section 133 of the Companies Act, 2013 in terms of General Circular 15/2013 dated September 13, 2013 of the Ministry of Corporate Affairs) and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)	gives a true and fair view in conformity with the accounting principles generally accepted in India of the net loss and other financial information of the Company for the Quarter and Six months ended September 30, 2013.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements and the particulars relating to the investor complaints disclosed in Part II – Select Information for the Quarter and Six months ended September 30, 2013 of the Statement, from the details furnished by the Management.

Mumbai, November 8, 2013	For DELOITTE HASKINS & SELLS Chartered Accountants (Firm Registration No. 117366W) B. P. Shroff (Partner) (Membership No.34382)

News Release — 5	Stand Alone Financial Results	November 8, 2013

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2013

Particulars				Quarter ended			Six months ended		Year ended March 31, 2013
				September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
(A)
1		Vehicle sales: (in Nos.) (includes traded vehicles)
		Commercial vehicles		1,01,902	1,06,960	1,36,353	2,08,862	2,51,063	5,36,232
		Passenger cars and Utility vehicles		35,411	35,955	72,603	71,366	1,35,222	2,29,325
		Exports		13,617	11,437	14,709	25,054	27,863	50,938

				1,50,930	1,54,352	2,23,665	3,05,282	4,14,148	8,16,495

2		Vehicle production: (in Nos.)
		Commercial vehicles		1,11,321	1,23,832	1,50,734	2,35,153	2,79,882	5,78,691
		Passenger cars and Utility vehicles		24,129	23,156	55,432	47,285	1,20,515	1,94,547

				1,35,450	1,46,988	2,06,166	2,82,438	4,00,397	7,73,238

				(Rs. in crores)
				Audited	Audited	Audited	Audited	Audited	Audited
(B)
1		Income from operations
	(a)	Sales / Income from operations		9,657.43	10,013.05	13,714.36	19,670.48	25,296.06	48,927.05
		Less: Excise duty		896.33	977.44	1,317.90	1,873.77	2,388.96	4,554.01
		Net sales / Income from operations		8,761.10	9,035.61	12,396.46	17,796.71	22,907.10	44,373.04
	(b)	Other operating income		107.35	68.89	84.97	176.24	160.74	392.68
		Total income from operations (net)		8,868.45	9,104.50	12,481.43	17,972.95	23,067.84	44,765.72
2		Expenses
	(a)	Cost of materials consumed		5,115.72	5,844.43	7,720.36	10,960.15	14,536.91	27,244.28
	(b)	Purchase of products for sale		1,422.88	1,192.15	1,465.18	2,615.03	3,063.44	5,864.45
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		44.92	(426.13)	89.36	(381.21)	(892.65)	(143.60)
	(d)	Employee benefits expense		696.76	747.49	749.19	1,444.25	1,456.05	2,837.00
	(e)	Depreciation and amortisation		519.05	499.78	447.15	1,018.83	876.51	1,817.62
	(f)	Product development / Engineering expenses		96.25	101.32	79.92	197.57	154.48	425.76
	(g)	Other expenses		1,675.88	1,789.32	1,962.24	3,465.20	3,853.18	7,773.65
	(h)	Amount capitalised		(265.28)	(249.27)	(238.39)	(514.55)	(456.95)	(953.80)
		Total expenses		9,306.18	9,499.09	12,275.01	18,805.27	22,590.97	44,865.36
3		Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)		(437.73)	(394.59)	206.42	(832.32)	476.87	(99.64)
4		Other income		76.19	1,620.55	1,439.31	1,696.74	1,886.38	2,088.20
5		Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)		(361.54)	1,225.96	1,645.73	864.42	2,363.25	1,988.56
6		Finance costs		339.96	318.51	366.77	658.47	686.00	1,387.76
7		Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		(701.50)	907.45	1,278.96	205.95	1,677.25	600.80
8		Exceptional items
	(a)	Exchange loss/ (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		80.03	154.19	79.85	234.22	240.80	263.12
	(b)	Provision for loan given and costs associated with closure of operations of a subsidiary		202.00	—	175.00	202.00	175.00	245.00
	(c)	Profit on sale of a division		—	—	—	—	—	(82.25)
9		Profit / (loss) from ordinary activities before tax (7 - 8)		(983.53)	753.26	1,024.11	(230.27)	1,261.45	174.93
10		Tax expense / (credit)		(180.00)	50.00	157.00	(130.00)	189.00	(126.88)
11		Net profit / (loss) from ordinary activities after tax (9 - 10)		(803.53)	703.26	867.11	(100.27)	1,072.45	301.81
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit / (loss) for the period (11 + 12)		(803.53)	703.26	867.11	(100.27)	1,072.45	301.81
14		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	637.98	643.78	637.98	638.07
15		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							18,473.46
16		Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	(2.50)	2.18	2.70	(0.31)	3.35	0.93
	(b)	Diluted EPS before and after extraordinary items	Rs.	(2.50)	2.18	2.70	(0.31)	3.35	0.93
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	(2.50)	2.28	2.80	(0.31)	3.45	1.03
	(b)	Diluted EPS before and after extraordinary items	Rs.	(2.50)	2.28	2.80	(0.31)	3.45	1.03

				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

17		Debt service coverage ratio (no. of times) (refer note 7 (a))					0.05	0.27	0.10
18		Interest service coverage ratio (no. of times) (refer note 7 (b))					0.23	5.55	1.29

PART II

SELECT INFORMATION FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2013

Particulars			Quarter ended			Six months ended		Year ended March 31, 2013
			September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	125,68,79,872	126,99,28,532	132,27,12,371	125,68,79,872	132,27,12,371	127,00,08,831
	-	Percentage of shareholding	45.93%	46.42%	48.85%	45.93%	48.85%	46.90%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,84,81,033	47,84,81,033	47,37,88,742	47,84,81,033	47,37,88,742	47,77,06,033
	-	Percentage of shareholding	99.28%	99.28%	98.30%	99.28%	98.30%	99.12%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	5,60,00,000	5,60,00,000	6,00,00,000	5,60,00,000	6,00,00,000	7,10,00,000
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	5.96%	5.96%	6.38%	5.96%	6.38%	7.55%
	-	Percentage of shares (as a % of the total share capital of the Company)	2.05%	2.05%	2.22%	2.05%	2.22%	2.62%
	(b)	Non-encumbered
	-	Number of shares	88,35,56,205	88,40,56,205	88,05,56,205	88,35,56,205	88,05,56,205	86,90,56,205
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	94.04%	94.04%	93.62%	94.04%	93.62%	92.45%
	-	Percentage of shares (as a % of the total share capital of the Company)	32.28%	32.29%	32.52%	32.28%	32.52%	32.09%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—	—
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	34,78,587	34,78,587	81,70,448	34,78,587	81,70,448	42,53,587
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares (as a % of the total share capital of the Company)	0.72%	0.72%	1.70%	0.72%	1.70%	0.88%

		Particulars	Quarter ended September 30, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	—
		Received during the quarter	13
		Disposed off during the quarter	8
		Remaining unresolved at the end of the quarter	5

Notes:-

Standalone Statement of Assets and Liabilities:

				(Rs. in crores)
			As at
		Particulars	September 30, 2013	March 31, 2013
			Audited	Audited
A	EQUITY AND LIABILITIES
1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	638.07
	(b)	Reserves and surplus	18,702.04	18,496.77

		Sub-total – Shareholders’ funds	19,345.82	19,134.84

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	9,276.61	8,051.78
	(b)	Deferred tax liabilities (net)	1,833.60	1,963.91
	(c)	Other long-term liabilities	1,225.75	1,238.44
	(d)	Long-term provisions	714.37	691.19

		Sub-total – Non-current liabilities	13,050.33	11,945.32

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	7,895.14	6,216.91
	(b)	Trade payables	6,825.04	8,455.02
	(c)	Other current liabilities	4,484.01	4,923.10
	(d)	Short-term provisions	862.65	1,509.58

		Sub-total – Current liabilities	20,066.84	21,104.61

		TOTAL – EQUITY AND LIABILITIES	52,462.99	52,184.77

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	20,826.13	20,208.54
	(b)	Non-current investments	18,229.50	18,171.71
	(c)	Long-term loans and advances	3,234.77	3,575.24
	(d)	Other non-current assets	115.16	94.32

		Sub-total – Non-current assets	42,405.56	42,049.81

2.	CURRENT ASSETS
	(a)	Current investments	498.80	1,762.68
	(b)	Inventories	4,822.42	4,455.03
	(c)	Trade receivables	1,756.96	1,818.04
	(d)	Cash and bank balances	832.46	462.86
	(e)	Short-term loans and advances	2,014.64	1,532.09
	(f)	Other current assets	132.15	104.26

		Sub-total – Current assets	10,057.43	10,134.96

		TOTAL – ASSETS	52,462.99	52,184.77

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 8, 2013.
2)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.
3)	Other income for the quarter and six months ended September 30, 2013 include dividend from subsidiary companies of Rs.9.59 crores and Rs.1,546.71 crores, respectively (Rs.1,312.13 crores and Rs.1,565.40 crores for the quarter and six months ended September 30, 2012, respectively).
4)	During the six months ended September 30, 2013, the Company has allotted 2,85,49,566 Ordinary shares upon conversion of 741, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
5)	During the six months ended September 30, 2013, TML Holdings Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, redeemed 25,85,463 Cumulative Redeemable Preference shares of USD 100 each at par, for a consideration of Rs.1,415.17 crores.
6)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

7)	(a)	Debt Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans*) / (Interest on long-term loans* + Repayment of long-term loans during the period)
(b)

Interest Service Coverage Ratio = (Profit from ordinary activities before tax + Interest on long-term loans*) / Interest on long-term loans *

* For the purpose of calculation, loans having original maturity of more than 360 days are considered as Long-term loans

8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
9)	Public shareholding of Ordinary shares as on September 30, 2013 excludes 19.74% (16.41% as on September 30, 2012 and 18.39% as on March 31, 2013) held by Citibank N.A. as Custodian for Depository shares.
10)	The Statutory Auditors have carried out an audit of the above results stated in Part I(B).

Tata Motors Limited

Cyrus P Mistry
Mumbai, November 8, 2013	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.